Filed by Lexar Media, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company:  Lexar Media, Inc.

Commission File No. of Subject Company:  000-31103

The following e-mail was sent by Eric Stang to all employees of Lexar Media, Inc. on March 8, 2006:

To All Employees,

I am excited to announce that we have entered into a definitive agreement whereby we will become a wholly owned subsidiary of Micron, a global leader in advanced semiconductor solutions. Micron manufactures, among other things, flash memory and is highly committed to the future of NAND flash through its partnership and joint venture with Intel, called IM Flash Technologies. Micron is one of the world’s leading semiconductor companies and is universally known as a leading competitor and a technology innovator. This is a great opportunity for both Lexar and Micron, and we believe the purchase price offers the best value for our shareholders. Under terms of the agreement, each outstanding common share of Lexar will receive 0.5625 shares of Micron stock.

Through this acquisition, we expect to better align Lexar’s cost structure with market conditions and to increase our development and go-to-market scale in order to compete more effectively in the marketplace. We are a great company with great people, product breadth, strong brand recognition, solid customer position and highly valued IP. But we have struggled with our flash cost structure and lack of control over this market dynamic. By merging with Micron, Lexar will be in a very exciting position, armed with a winning strategy that we can fully unleash, with huge potential to reach larger markets. Looking into the future, we have incredible potential, and I’m looking forward to the real opportunities before us, and how much more we can accomplish.

So what does this means to each of you? Let me start by saying, this is not about cost cutting, it’s about capturing a larger business opportunity. Micron’s incentive philosophy is similar to Lexar’s– to give people a stake in the performance of the company. I believe all of you will find the upside individually and for the Company even more exciting than we have experienced to date. As the integration process begins, we will address this and other important questions.

We recognize you may have lots of questions, so we have scheduled an employee meeting today at 1:00 PM PT to further discuss this and answer your questions. Steve Appleton, the Chairman and CEO of Micron, will join us at this meeting.

This is a great milestone for Lexar that opens up new opportunities for all of us. We should all be proud of what we’ve accomplished so far, but really it’s still only the beginning. Let’s not forget our focus right now needs to remain on executing our plans for Q1. We have some great opportunities this quarter, and lots to look forward to in the future.

In addition to today’s employee meeting, we will continue to communicate updates to you on a regular basis. Please ask your manager or Esther if you have specific questions. Thank you all for your continued support.

Eric

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

Micron and Lexar intend to file with the SEC a prospectus/proxy statement and other relevant materials in connection with the proposed acquisition of Lexar by Micron pursuant to the terms of an Agreement and Plan of Merger by and among Micron, March 2006 Merger Corp., a wholly-owned subsidiary of Micron, and Lexar. The prospectus/proxy statement will be mailed to the stockholders of Lexar. Investors and security holders of Lexar are urged to read the prospectus/proxy statement and the other relevant materials when they become available because they will contain important information about Micron, Lexar and the proposed merger. The prospectus/proxy statement and other relevant materials (when they become available), and any other documents filed by Micron or Lexar with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Micron by contacting Micron Investor Relations, Kipp Bedard, 208-368-4465. Investors and security holders may obtain free copies of the documents filed with the SEC by Lexar by contacting Lexar Public Relations, Diane Carlini, (510) 580-5604. Investors and security holders of Lexar are urged to read the prospectus/proxy statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.

Micron, Steven Appleton, Micron’s Chairman, Chief Executive Officer and President, and certain of Micron’s other executive officers may be deemed to be participants in the solicitation of proxies of Lexar stockholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Appleton and certain of Micron’s other executive officers in the solicitation by reading the prospectus/proxy statement when it becomes available.

Lexar, Eric Stang, Lexar’s Chairman, Chief Executive Officer and President, and Lexar’s other directors and executive officers may be deemed to be participants in the solicitation of proxies of Lexar stockholders in connection with the proposed merger. Such individuals may have interests in the proposed merger, including as a result of holding Lexar common stock or stock options. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Stang and

Lexar’s other directors and executive officers in the solicitation by reading the prospectus/proxy statement when it becomes available.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of the federal securities laws including, without limitation, statements regarding the anticipated benefits and synergies of the proposed merger. These forward-looking statements are subject to risks and uncertainties as well as assumptions that could cause actual results to differ materially from those expressed or implied by such forward-looking statements.  The potential risks and uncertainties include, among others, the possibility that the transaction will not close or that the closing may be delayed; the reaction of customers of Lexar and Micron to the transaction; Micron’s ability to successfully integrate Lexar’s operations and employees; and general economic conditions.  In addition, please refer to the documents that Lexar and Micron file with the Securities and Exchange Commission on Forms 10-K, 10-Q and 8-K.  The filings by each of Lexar and Micron identify and address other important factors that could cause their respective financial and operational results to differ materially from those contained in the forward-looking statements set forth in this document.  Lexar is under no duty to update any of the forward-looking statements after the date of this document to conform to actual results.